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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67134

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 AND ENDING 06/30/2026

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tobin & Company Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 South Tryon Street, Suite 2700

(No. and Street)

Charlotte	North Carolina	28280
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justine Tobin	704-334-2772	justine@tobinandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC

(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

2.24.2009		3366	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Justine Tobin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Tobin & Company Securities LLC_____, as of __June 30_____, 2 _026_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Member

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Tobin & Company Securities LLC

Financial Report

As of June 30, 2026

Filed as PUBLIC pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Page

Report of Independent Registered Public Accounting Firm...1

Audited Statement of Financial Condition..2

Notes to Financial Statement 3-5





PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Tobin & Company Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tobin & Company Securities LLC as of June 30, 2026, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tobin & Company Securities LLC as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tobin & Company Securities LLC's management. Our responsibility is to express an opinion on Tobin & Company Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tobin & Company Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Tobin & Company Securities LLC's auditor since 2024.

Celeste, Texas
July 20, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Tobin & Company Securities LLC
Statement of Financial Condition
As of June 30, 2026

Assets

Cash	$	60,141
Accounts receivable		35,498
Total current assets	$	95,639

Liabilities and member's equity

Liabilities:

Accounts payable	$	644
Unearned income and deposits		35,900
Total current liabilities		36,544

Member's equity:

Total member's equity		59,095
Total liabilities and member's equity	$	95,639

See Notes to Financial Statements

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Tobin & Company Securities LLC (the "Company"), a North Carolina limited liability company, was organized in May of 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Tobin & Company Investment Banking Group LLC (the "Parent"), a North Carolina limited liability company.

The Company provides broker-dealer, regulatory supervision, and investment banking services primarily to issuers and sponsors of private securities offerings, privately held and middle-market businesses, registered representatives, independent investment banking professionals, and certain foreign broker-dealers. The Company's services include acting as a managing broker-dealer or placement agent in private placement offerings; providing licensing, supervisory, and regulatory compliance support to registered representatives; providing merger and acquisition advisory, business valuation, and related strategic advisory services; and chaperoning qualifying foreign broker-dealers conducting permitted securities activities in the United States pursuant to SEC Rule 15a-6.

During the year ended June 30, 2026, the Company's revenues were derived principally from transaction-based private placement commissions, monthly managing broker-dealer retainer fees charged to issuers, and supervision fees charged to associated persons for ongoing licensing, supervisory, regulatory compliance, and related support services. The Company's customers are located primarily throughout the United States and England.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable:

Accounts receivable consists of private placement commissions and managing broker-dealer retainer fees.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. Accounts receivable are stated net of an allowance for expected credit losses. During the year ended June 30, 2026, the Company wrote off receivables determined to be uncollectible of $31,560 and recognized credit loss expense. There was no allowance for credit losses at June 30, 2026.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes private placement commissions, managing broker-dealer retainer fees, and supervision fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company participates in private placement offerings for business entities that want to raise funds through a sale of securities. The performance obligation is the consummation of the sale of securities of the issuer on a "best efforts" basis. The performance obligation associated with private placement commissions is satisfied when the applicable investor subscription has been accepted and the securities transaction has closed, at which time the Company has completed the substantive placement services required under the engagement agreement. Commission revenue is recognized at that point in time. The Company acts as principal in private placement transactions because it is responsible to the issuer for providing the placement services and controls those services before they are transferred to the issuer. Accordingly, commissions earned from issuers are reported gross, and amounts paid to registered representatives and selling group members are reported as commission expense.

Managing Broker-Dealer Retainer Fees

Under its managing broker-dealer agreements, the Company charges issuers nonrefundable monthly retainer fees for providing ongoing managing broker-dealer services during the term of the applicable agreement. The initial monthly retainer is generally payable upon execution of the agreement, and subsequent monthly retainers are generally payable on the first day of each succeeding calendar month. The Company's performance obligation consists of providing ongoing or stand-ready managing broker-dealer services throughout each monthly service period. The Company recognizes monthly retainer revenue over time during the applicable month, because the issuer simultaneously receives and consumes the benefits of the Company's services as they are provided. Amounts billed or received before the related services are provided are recorded as contract liabilities and presented as unearned income.

Supervision Fees

The Company provides licensing, supervisory, regulatory compliance, and related support services to its associated persons in connection with the Company's permitted securities business activities. The Company charges its associated persons monthly supervision fees under the terms of their respective agreements. The fees are generally billed and collected quarterly or annually in advance. The Company's performance obligation consists of providing ongoing or stand-ready supervision and compliance services throughout the applicable contractual service period. Revenue is recognized monthly because the associated persons simultaneously receive and consume the benefits of the services as the Company performs. Amounts billed or received before the related services are provided are recorded as contract liabilities and presented as unearned income in the statement of financial condition and totaled $35,900 at June 30, 2026.

The Company and its Parent are both single member limited liability companies and are disregarded for federal income tax purposes, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the member of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

Note 2.   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At June 30, 2026, the Company had net capital of $23,597 which was $18,597 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.55 to 1.

Note 3.   Contingencies

There are currently no significant asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 4. Subsequent Events

Management has evaluated the effect subsequent events would have on the financial statements of the Company at June 30, 2026, through July 20, 2026, which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.